UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 10)*

                                SOUTHERN UNION COMPANY
                                   (Name of Issuer)

                       COMMON STOCK, $1.00 PAR VALUE PER SHARE
                            (Title of Class of Securities)

                                       84402810
                                    (CUSIP Number)

                                 GEORGE L. LINDEMANN
                             767 FIFTH AVENUE, 50TH FLOOR
                              NEW YORK, NEW YORK  10153
                                   (212) 605-0800
                      (Name, Address and Telephone No. of Person
                  Authorized to Receive Notices and Communications)

                                  DECEMBER 31, 1993
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. X

          Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          Note:   Six  copies of  this statement,  including all  exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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          CUSIP No. 84402810                           Page 2 of 12 Pages


          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 GEORGE L. LINDEMANN

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Of Organization

                 U.S.

          NUMBER OF  SHARES BENEFICIALLY  OWNED  BY EACH  REPORTING  PERSON
          WITH:

               7.   Sole Voting Power

                      442,327

               8.   Shared Voting Power

                         -0-

               9.   Sole Dispositive Power

                      442,327

               10.  Shared Dispositive Power

                         -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 442,327

          12.  Check  Box  If The  Aggregate  Amount In  Row  (11) Excludes
               Certain Shares*   X

          13.  Percent Of Class Represented By Amount In Row (11)

                 6.1%

          14.  Type Of Reporting Person*

                 IN
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          CUSIP No. 84402810                           Page 3 of 12 Pages

          CUSIP No. 84402810                           Page 4 of 12 Pages


          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 DR. F. B. LINDEMANN

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Or Organization

                 U.S.

          NUMBER OF  SHARES BENEFICIALLY  OWNED  BY EACH  REPORTING  PERSON
          WITH:

               7.   Sole Voting Power

                      536,648

               8.   Shared Voting Power

                        -0-

               9.   Sole Dispositive Power

                      536,648

               10.  Shared Dispositive Power

                         -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 536,648

          12.  Check  Box  If The  Aggregate  Amount In  Row  (11) Excludes
               Certain Shares*   X

          13.  Percent Of Class Represented By Amount In Row (11)

                 7.5%

          14.  Type Of Reporting Person*

                 IN
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          CUSIP No. 84402810                           Page 5 of 12 Pages

          CUSIP No. 84402810                           Page 6 of 12 Pages


          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 GEORGE LINDEMANN, JR.

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Or Organization

                 U.S.

          NUMBER OF  SHARES BENEFICIALLY  OWNED  BY EACH  REPORTING  PERSON
          WITH:

               7.   Sole Voting Power

                      609,240

               8.   Shared Voting Power

                        -0-

               9.   Sole Dispositive Power

                      609,240

               10.  Shared Dispositive Power

                        -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 609,240

          12.  Check  Box  If The  Aggregate  Amount In  Row  (11) Excludes
               Certain Shares*   X

          13.  Percent Of Class Represented By Amount In Row (11)

                 8.5%

          14.  Type Of Reporting Person*

                 IN

          CUSIP No. 84402810                           Page 7 of 12 Pages

          CUSIP No. 84402810                           Page 8 of 12 Pages


               Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 ADAM M. LINDEMANN

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Or Organization

                 U.S.

          NUMBER OF  SHARES BENEFICIALLY  OWNED  BY EACH  REPORTING  PERSON
          WITH:

                7.  Sole Voting Power

                      609,240

               8.   Shared Voting Power

                        -0-

               9.   Sole Dispositive Power

                      609,240

               10.  Shared Dispositive Power

                        -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 609,240

          12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares* X

          13.  Percent Of Class Represented By Amount In Row (11)

                 8.5%

          14.  Type Of Reporting Person*

                 IN

          CUSIP No. 84402810                           Page 9 of 12 Pages

          CUSIP No. 84402810                           Page 10 of 12 Pages


          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 SLOAN N. LINDEMANN

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Or Organization

                 U.S.

          NUMBER OF  SHARES BENEFICIALLY  OWNED  BY EACH  REPORTING  PERSON
          WITH:

               7.   Sole Voting Power

                      609,240

               8.   Shared Voting Power

                        -0-

               9.   Sole Dispositive Power

                      609,240

               10.  Shared Dispositive Power

                        -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 609,240

          12.  Check  Box  If The  Aggregate  Amount In  Row  (11) Excludes
               Certain Shares*   X

          13.  Percent Of Class Represented By Amount In Row (11)

                 8.5%

          14.  Type Of Reporting Person*

                 IN

          CUSIP No. 84402810                           Page 11 of 12 Pages

          CUSIP No. 84402810                           Page 12 of 12 Pages


          ITEM 1.   SECURITY AND ISSUER

               This statement on Schedule 13D relates to the common stock, $1.00 par value ("Common Stock"), of Southern Union Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 504 Lavaca Street, Suite 800, Austin, Texas 78701.

          ITEM 2.   IDENTITY AND BACKGROUND

               (a)  This statement on  Schedule 13D is being  filed by Adam
          M. Lindemann, Dr. F.B. Lindemann, George L. Lindemann, George Lindemann, Jr., and Sloan N. Lindemann (the "Reporting Persons"). George L. Lindemann and Dr. F.B. Lindemann are husband and wife, and are the parents of Adam M. Lindemann, George Lindemann, Jr. and Sloan N. Lindemann. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

               (b)-(c) Adam M. Lindemann is a Director of the Issuer. Mr. Lindemann's principal address is 32 East 64th Street, Apartment No. 2W, New York, New York 10022.

               Dr. F.B. Lindemann is the wife of George L. Lindemann. Dr. Lindemann's principal address is Palm Beach Polo and Country Club, Tennis House, 13198 Forest Hill Boulevard, West Palm Beach, Florida 33414.

               George L. Lindemann is Chairman of the Board, Chief Executive Officer and a Director of the Issuer. Mr. Lindemann's principal address is Palm Beach Polo and Country Club, Tennis House, 13198 Forest Hill Boulevard, West Palm Beach, Florida 33414.

               George  Lindemann,  Jr.'s   principal  business  address  is
          Cellular  Farm,  Inc.,  N.  Street  Guard  Entrance,   Greenwich,
          Connecticut  06831

               Sloan N. Lindemann's principal address is 800 Fifth Avenue, Apartment No. 25C, New York, New York 10022.

               (d)-(e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Each of the Reporting Person is a U.S. Citizen.

          CUSIP No. 84402810                           Page 13 of 12 Pages


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The Reporting Persons acquired, in the aggregate, 1,168,200 shares of Common Stock reported herein pursuant to the Amended and Restated Cash Merger Agreement ("Merger Agreement") among the Issuer, Metro Mobile CTS, Inc. ("Metro Mobile") and SU Acquisition, Inc. ("Newco"), dated August 10, 1989. Pursuant to the Merger Agreement, Metro Mobile declared a dividend on its Class A common stock and Class B common stock payable in the amount of one share of Newco common stock for every four shares of any combination of Metro Mobile Class A and/or Class B common stock. Immediately after such distribution, Newco was merged into the Issuer and the shares of Newco common stock previously distributed to the shareholders of Metro Mobile were converted into an equal number of shares of Common Stock. The Reporting Persons did not expend any funds or other consideration for these 1,168,200 shares of Common Stock.

               The Reporting Persons used personal funds to acquire, in the aggregate, 689,900 shares of Common Stock.

               The remaining 911,595 shares of Common Stock were purchased directly from the Issuer on December 31, 1993 for a total of $22,789,875 in funds. Each of the Reporting Persons borrowed the funds from Activated Communications Limited Partnership ("Activated"), which is owned and managed by or for the benefit of the Reporting Persons, that he or she required to complete his or her purchase.

          ITEM 4.   PURPOSE OF TRANSACTION

               (a) The Reporting Persons may make purchases of the Common Stock from time to time. Such purchases may be in the open market, through privately negotiated purchases with third parties and, in the case of George L. Lindemann, pursuant to the exercise of employee stock options, the Issuer's 401(k) Plan and Supplemental Deferred Compensation Plan, and in the case of Adam
          M. Lindemann and George L. Lindemann, pursuant to the Issuer's Directors' Deferred Compensation Plan.

               The Reporting Persons have no definite plans or proposals which would result in any of the actions listed in subparagraphs
          (b) through (j). However, Adam M. Lindemann, as a Director of the Issuer, and George L. Lindemann, as Chairman of the Board, Chief Executive Officer and a Director of the Issuer, participate from time to time in management discussions and decisions that might result in actions described in such subparagraphs. Reference is made to the Company's reports filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended.

          CUSIP No. 84402810                           Page 14 of 12 Pages


               The Reporting Persons intend to continuously review their investment in the Issuer and, based upon future conditions, may alter their intention with respect to the foregoing, including, without limitation, deciding to sell all or a portion of the shares of Common Stock that they now own or hereafter may acquire.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) George L. Lindemann and Dr. F.B. Lindemann, as husband and wife, beneficially own 978,975 shares or 13.5% of Common Stock. The 978,075 shares beneficially owned by George L. Lindemann and Dr. F.B. Lindemann include 37,000 shares that George L. Lindemann is entitled to purchase upon the exercise of stock options granted to him, including options with respect to 8,000 shares, 8,000 shares, 8,000 shares and 5,000 shares that first became exercisable on February 13, 1991, February 13, 1992, February 13, 1993 and October 6, 1993, and 8,000 shares that will first become exercisable on February 13, 1994.

               Each of Adam M. Lindemann, George Lindemann,  Jr., and Sloan
          N. Lindemann beneficially own 609,240 shares of Common Stock.

               Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by any of the other Reporting Persons.

               (b)  Adam M. Lindemann has:

                     (i) Sole power to vote or  direct the vote of  609,240
                         shares of Common Stock.

                    (ii) Shared  power to  vote  or direct  the  vote of  0
                         shares of Common Stock.

                   (iii) Sole power to dispose or direct the disposition of
                         609,240 shares of Common Stock.

                    (iv) Shared power to dispose or direct the  disposition
                         of 0 shares of Common Stock.

               Dr. F.B. Lindemann has:

                    (i) Sole power to vote or direct the vote of 536,648 shares of Common Stock.

                    (ii) Shared  power to  vote  or direct  the  vote of  0
                         shares of Common Stock.

                   (iii) Sole power to dispose or direct the disposition of
                         536,648 shares of Common Stock.

                    (iv) Shared power to dispose or direct the  disposition
                         of 0 shares of Common Stock.

          CUSIP No. 84402810                           Page 15 of 12 Pages


               George L. Lindemann has:

                    (i) Sole power to vote or direct the vote of 442,327 shares of Common Stock (includes 37,000 shares underlying options; see paragraph (a) under Item
                         (5) above).

                    (ii) Shared  power to  vote  or direct  the  vote of  0
                         shares of Common Stock.

                   (iii) Sole power to dispose or direct the disposition of
                         442,327 shares of Common Stock (includes 37,000 shares underlying options; see paragraph (a) under Item (5) above and Item 6 below).

                    (iv) Shared power to dispose or direct  the disposition
                         of 0 shares of Common Stock.

               George Lindemann, Jr. has:

                    (i) Sole power to vote or direct the vote of 609,240 shares of Common Stock.

                    (ii) Shared  power to  vote  or direct  the  vote of  0
                         shares of Common Stock.

                   (iii) Sole power to dispose or direct the disposition of
                         609,240 shares of Common Stock.

                    (iv) Shared power to dispose or direct  the disposition
                         of 0 shares of Common Stock.

               Sloan N. Lindemann has:

                    (i) Sole power to vote or direct the vote of 609,240 shares of Common Stock.

                    (ii) Shared  power to  vote  or direct  the  vote of  0
                         shares of Common Stock.

                   (iii) Sole power to dispose or direct the disposition of
                         609,240 shares of Common Stock.

                    (iv) Shared power to dispose or direct  the disposition
                         of 0 shares of Common Stock.


               (c)  On  December 31, 1993,  in connection with  the sale by the Issuer of Common Stock pursuant to the exercise of transferable subscription rights distributed by the Issuer to holders of the Common Stock in a rights offering (for a description of the rights offering, see the Issuer's Registration

          CUSIP No. 84402810                           Page 16 of 12 Pages


          Statement on Form S-3 (No. 33-70604) effective November 30, 1993) and pursuant to a standby purchase agreement entered into by the Issuer and the Reporting Persons in connection with such rights offering, the Reporting Persons collectively purchased 911,595 shares of Common Stock directly from the Issuer for $25.00 per share.

               (d) Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends, if any are declared, from, or the proceeds from the sale of, any of the shares of Common Stock owned by him or her, respectively.

               (e)  Not applicable.

          ITEM 6.   CONTRACTS,     ARRANGEMENTS,      UNDERSTANDINGS     OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Each of the Reporting Persons intends to enter into a loan and Security Agreement with Activated granting Activated a security interest in those shares purchased with funds borrowed from Activated.

               George L. Lindemann was previously granted employee stock options with respect to 75,000 shares of Common Stock, of which options with respect to 37,000 shares of Common Stock are currently, or within 60 days of the date of this report will be, exercisable. Of the remaining 38,000 options, options for 5,000 shares, 8,000 shares, 5,000 shares, 10,000 shares, 5,000 shares and 5,000 shares first become exercisable on October 6, 1994, February 13, 1995, October 6, 1995, February 13, 1996, October 6, 1996 and October 6, 1997, respectively. The options with respect to these 75,000 shares have exercise prices of $13.70 (50,000 shares) and $16.00 (25,000 shares) per share. The Issuer has the right to make a cash payment in lieu of issuing shares of common stock upon the exercise of these options. (See paragraph (a) under Item 5, above.)

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               A. Standby Purchase Agreement (incorporated by reference from Exhibit 1 to the Issuer's Registration Statement on Form S-3 (No. 33-70604) effective November 30,
                    1993).

               B. Form of Loan and Pledge Agreement (to be filed by amendment).

               C.   Power of Attorney (previously filed).

          CUSIP No. 84402810                           Page 17 of 12 Pages


                [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

          CUSIP No. 84402810                           Page 18 of 12 Pages


                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Dated: January 11, 1994            George L. Lindemann
                                             Dr. F.B. Lindemann
                                             Adam M. Lindemann
                                             George Lindemann, Jr.
                                             Sloan N. Lindemann



                                             By:___________________________
                                                Stephen A. Bouchard
                                                Attorney-In-Fact




          12305